Exhibit 2.1

PLAN OF CONVERSION

THIS PLAN OF CONVERSION (this “Plan”) is adopted this 6th day of January, 2007, by TRIPLE BAY INDUSTRIES, a Florida corporation (the “Company”), for the purpose of converting (the “Conversion”) the Company into a Nevada corporation to be known as Syzygy Entertainment, Ltd. (the “Converted Entity”) in accordance with the provisions of the Nevada Revised Statutes and the Florida General Corporation Law.

RECITALS

WHEREAS, the Board of Directors and shareholders of the Company have approved the Conversion; and

WHEREAS, in order to effect the Conversion, the Company has adopted this Plan for the purpose of setting forth the manner and terms on which the Company will continue its existence under the laws of the State of Nevada, including, without limitation, the mode of effecting the Conversion and the manner and basis of converting the Company’s outstanding shares of stock into outstanding shares of stock of the Converted Entity.

NOW, THEREFORE, BE IT KNOWN, that:

1. The name of the converting entity is TRIPLE BAY INDUSTRIES, a Florida corporation (the “Converting Entity”). At the Effective Time (as defined below), the Converting Entity shall be converted into a Nevada corporation under the name SYZYGY ENTERTAINMENT, LTD.

2. The Conversion of the Converting Entity into the Converted Entity shall be effective (the “Effective Time”) upon the filing of Articles of Conversion with the Secretary of State of the State of Nevada and a Certificate of Conversion with the Secretary of State of the State of Florida , each containing as an exhibit the Articles of Incorporation creating the Converted Entity.

3. At the Effective Time, the Converting Entity shall continue its existence in the organizational form of the Converted Entity.

4. At the Effective Time, the Converted Entity shall be formed as a corporation existing under the laws of the State of Nevada.

5. At the Effective Time, all outstanding shares of the Converting Entity shall, without any action of the part of the holder thereof, be converted into a like number and class of the shares of the Converted Entity.

6. At the Effective Time, all directors and officers of the Converting Entity shall become directors and officers, respectively, of the Converted Entity.

7. At the Effective Time, all assets and liabilities of the Converting Entity shall become assets and liabilities of the Converted Entity.

8. Attached hereto as Exhibits A and B are the Articles of Incorporation and Bylaws of the Converted Entity as such will exist at the Effective Time.

9. This Conversion is being effected solely for the purpose of changing the state of formation of the Converting Entity from the State of Nevada to the State of Delaware and the name of the Corporation.

10. At the Effective Time, the Converted Entity shall assume responsibility for the payment of all fees, franchise taxes or franchise tax reports required of the Converting Entity and the Converted Entity shall submit such tax reports and pay such fees and franchise taxes within sixty (60) days following the Effective Time.

IN WITNESS WHEREOF, the Company has adopted this Plan as of the date first written above.

TRIPLE BAY INDUSTRIES, INC.,
a Florida corporation

By:	/s/ Michael Pruitt
Michael Pruitt, President

SYZYGY ENTERTAINMENT, LTD.,
a to be formed Nevada corporation

By:	/s/ Michael; Pruitt
Michael Pruitt, President